Exhibit 7.1

América Móvil, S.A.B. de C.V. and Subsidiaries Computation

of Ratio of Earnings to Fixed Charges Amounts in Thousands

of Mexican pesos, Except Ratios

	2011 (Restated)	2012 (Restated)	2013
IFRS
Earnings:
Income before taxes on profits	Ps.127,944,944	Ps.137,632,791	Ps.105,367,219
Plus:
Interest expense	22,716,083	26,846,386	32,189,161
Interest implicit in operating leases	547,039	700,366	816,338
Current period amortization of interest capitalized in prior periods	1,691,356	2,411,758	2,570,415
Less:
Equity interest in net income of associates	(1,856,688)	(761,361)	(36,282)

	Ps.151,042,734	Ps.166,829,940	Ps.140,943,133

Fixed Charges:
Interest expense	22,716,083	26,846,386	32,189,161
Interest implicit in operating leases	547,039	700,366	816,338
Interest capitalized during the period	3,845,609	3,152,811	3,002,756

	Ps.27,108,731	Ps.30,699,563	Ps.36,008,255

Ratio of earnings to fixed charges	5.6	5.4	3.9